U. S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 10-SB/A
                                 (Amendment No. 4)


GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934.

                         ECLIPSE ENTERTAINMENT GROUP, INC.
                 (Name of Small Business Issuer in its charter)

       Nevada                                                     91-1766849
(State or other jurisdiction of                             (I.R.S. Employer
  incorporation or organization)                         Identification No.)

 10900 N.E. 8th Street, Suite 900, Bellevue, Washington                 98004
     (Address of principal executive offices)                      (Zip Code)

                   Issuer's telephone number:  (425) 990-5969

Securities to be registered pursuant to Section 12(b) of the Act:

   Title of each class                      Name of each exchange on which
   to be so registered                     each class is to be registered

         None

         None

Securities to be registered pursuant to Section 12(g) of the Act:

                               Common Stock
                               (Title of Class)

                                    None
                               (Title of Class)

PART I.

ITEM 1.  DESCRIPTION OF BUSINESS.

Business Development.

Eclipse  Entertainment Group, Inc. ("Company") was incorporated on
January 27, 1997 in the State of Nevada with the objective of satisfying a worldwide demand for quality, American entertainment that is developed under carefully managed budgets. Company will work to establish a network of foreign and domestic buyers to produce or acquire programming that directly meets their needs in terms of content and cost. The Company currently has no employees, other than the officers and directors, but anticipates adding several employees over the next twelve months. Therefore, the business activities of the Company are handled by the officers and directors at this time.

Business of the Company.

The business objectives of the Company, as developed by its Board of Directors, are strongly focused on the production and acquisition of action oriented feature films with strong domestic and universal appeal that have been developed and/or produced within well managed low to medium budgets. The Company intends to develop a well integrated portfolio of these feature films by producing or co-producing one or two action feature films each year and by acquiring the rights to other similar films which are available at attractive prices.

The Company has entered into a distribution agreement with Westar Entertainment, Inc. ("Westar") on January 1, 1998 pursuant to which this firm markets the Company's products both domestically and worldwide (see Exhibit
10.1 to this Form 10-SB) (thus, the Company will be obligated to distribute its films exclusively through this company). Under this agreement, the Company and Westar Entertainment, Inc. will share gross receipts on a 50-50 basis. Under this agreement, Westar has complete authority to distribute the Company's films. Any and all distribution expense incurred by Westar are to be reimbursed to Westar by the Company. The initial term of this agreement is five years; it is to continue for successive one year periods thereafter, unless cancelled by either party on sixty days prior written notice.

Working with Westar, the Company is working toward establishing a strong network of domestic and foreign buyers and will produce and/or acquire motion pictures that meet their needs in terms of content and cost. The Company intends to develop its portfolio to respond quickly and effectively to market needs, and has attended and will continue to attend the major film markets in order to stay in touch with the dictates of the domestic and international markets. The major markets include the American Film Market ("AFM") in Santa Monica, California, the Cannes Film Market (Marche du Film de Cannes) in Cannes, France, and MIFED ("E.P. Fiera Internazionale Di Milano") in Milan, Italy.

The AFM is an annual one week event which takes place in Santa Monica, California in late February. Distributors of pictures and buyers of rights to exhibit pictures from around the world meet to make deals. Westar rents a suite each year at the Loews Hotel which is the focal site of the market where there are eight floors of exhibitor suites. Buyers come to the suite to negotiate purchases of rights for territories. Distributors and buyers are registered attendees at the Market. There are scheduled screenings of pictures at local movie theaters. The annual Market is organized by the American Film Marketing Association. Associated with the Market are film finance conferences and location exhibitions.

MIFED is an annual five day film Market that takes place in Milan, Italy at the beginning of October. The venue is the Fiera di Milano (Milan Convention Center) and operates under the same aforementioned system as the American Film Market except that films are viewed in screening rooms and theatres located within the Fiera di Milano itself. Buyers and Distributors do not have to leave the convention center.

The Company has acquired the worldwide distribution rights to the action/adventure films Beretta's Island and Double Cross through a distribution agreement dated September 2, 1997, with Franco Columbu, an officer and director of the Company (this agreement also covered another film to be called Assault of the Lost Goddess, which was not produced) (see Exhibit
10.2 to this Form 10-SB). The Company paid the sum of $75,000 for the rights to Beretta's Island and $150,000 for the rights to Double Cross; the gross receipts from the distribution from each film are to be shared equally. Under the terms of this agreement, the Company has a right of first refusal for a term of five years to meet any bona fide offer to produce, finance, or develop any film project which Mr. Columbu is developing as a producer. Also, the Company has the right to use Mr. Columbu's name and likeness in connection with the distribution of these films.

In addition, the Company has entered into a distribution agreement dated January 30, 1997 with Pinoy Productions, Inc. covering the martial arts film The Process (Arthur Birzneck, an officer and director of the Company, is also President of that company) (see Exhibit 10.3 to this Form 10-SB). The Company paid the sum of $100,000 for the rights to The Process; the gross receipts are to be shared as follows: (a) on gross receipts to $250,000 U.S.: 100% to the Company; (b) on gross receipts between $250,000 U./S. and $1,000,000 U.S.: 75% to the Company and 25% to the licensor; (c) on gross receipts between $1,000,000 U.S. and $2,500,000 U.S.: 80% to the Company and 20% to the
licensor; and (d) on gross receipts above $2,500,000 U.S.: 85% to the Company and 15% to the licensor. Under this agreement, which has an initial term of fifty years, the Company has the right to deduct from gross receipts all reasonable expenses incurred in the distribution of these films. This distribution agreement is exclusive to the Company and has no limitation on the territory.

Beretta's Island stars Franco Columbu (MR. OLYMPIA) and Ken Kercheval with a special appearance by Arnold Schwartzenegger. Double Cross stars Franco Columbu, William Smith (Conan), Frank Stallone and Barbara Niven. The Process stars and is directed by Ernie Reyes, Jr. (Red Sonja, Ninja Turtles I & II), Cori Nemec (Drop Zone) and Ernie Reyes, Sr. (Surf Ninjas). Under the agreement with Westar, the rights obtained by the Company to these three films have been assigned to Westar for distribution.

To date, Westar has, in the ordinary course of business, entered into distribution agreements covering the films noted above, as follows:


Title                 Rights             Territory            Licensee

Beretta's Isl.        TH,V,TV            Baltics              Taiments
Beretta's Isl.        V                  Benelux              TRS
Beretta's Isl.        HV, TV             Brazil               Mystic Ent.
Beretta's Isl.        ALL                Bulgaria             Tandem Video
Beretta's Isl.        V                  China                NATV
Beretta's Isl.        ALL                C.I.S.               Paradise/MGN
Beretta's Isl.        V                  Germany              VCL
Beretta's Isl.        TH,V,TV            Greece               CineNet
Beretta's Isl.        TV                 Indonesia            Indo-American
Beretta's Isl.        TH,V,TV            Japan                Shochiku Co.
Beretta's Isl.        TV                 Korea                William Cooke
Beretta's Isl.        V                  Korea                William Cooke
Beretta's Isl.        TH,V,TV            Malaysia             Award Gallery
Beretta's Isl.        V/TV               Middle east          HABIB
Beretta's Isl.        TH, H              Pakistan             Kamal
Beretta's Isl.        TH,V               Panama               King Trading
Beretta's Isl.        All                Spain                Sogedesa/Filmax
Beretta's Isl.        V/TV               Taiwan               Mystic Ent.
Beretta's Isl.        ALL                Taiwan               Ta Lai
Beretta's Isl.        V                  Thailand             New World/Star
Beretta's Isl.        TV                 Turkey               Piano
Beretta's Isl.        V,TV               Turkey               Saran
Beretta's Isl.        V                  U.A.E.               Music Box
Double Cross          TH,V,TV            Baltics              Taiments
Double Cross          V                  China                NATV
Double Cross          ALL                C.I.S.               Paradise/MGN
Double Cross          TH,V,TV            Greece               CineNet
Double Cross          V                  Korea                TTL Korea
Double Cross          TH,V,TV            Malaysia             Award Gallery
Double Cross          TV                 Mexico               Romari
Double Cross          V,TV               Middle east          HABIB
Double Cross          TH,H               Pakistan             Kamal
Double Cross          TH,V               Panama               King Trading
Double Cross          ALL                Taiwan               Ta Lai
Double Cross          TH,V,TV            Turkey               Piano
Double Cross          V                  U.A.E.               Music Box
Double Cross          All                Spain                Sogedesa/Filmax
Double Cross          V                  Thailand             Crystal Disc
Process               ALL                Baltics              Taiments
Process               V,DVD,TV           Brazil               Penta Video
Process               V,TV               Brazil               Preview
Process               V                  China                NATV
Process               ALL                C.I.S.               Paradise/MGN
Process               ALL                C.I.S.               Arpenium
Process               V, TV              Czech/Slovak         Indigo Film
Process               V                  France               La Petite Reine
Process               TH,V,TV            Greece               CineNet
Process               All                Indonesia            PT Menara
Process               V,TV               Korea                CineTank
Process               All                Malaysia             Award Gallery
Process               FTV                Mexico               Romari
Process               V/TV               Middle east          HABIB
Process               TH, H              Pakistan             Kamal
Process               TH, V              Panama               King Trading
Process               TH,V,TV            Singapore            CineStar
Process               TH/V/TV            Taiwan               Kings
Process               ALL                Thailand             New World/Star
Process               TH,V,TV            Turkey               Piano
Process               V                  U.A.E.               Music Box
Process               All                U.S.                 Mercury
Process               V                  Vietnam              New World/Star
Process               All                Spain                Sogedesa/Filmax

V = Home Video
TV = Free TV/Pay TV
TH = Theatrical
DVD = Digital Video Disc
H = Hotel

The licensee from each of the countries listed have licensed various rights to the films for 5 year terms. During this term, these licencees have the right to exploit any of the rights that they have purchased within their respective territory. Upon receipt of payment, the licensee receives a Betacam SP or Digibeta tape version of the film and film trailer. This satisfies their requirements for Television, Home Video, and Hotel releases. While most of the films have been released on Home Video and Television, it is impossible for the Company to track the release within a given territory as Westar is not currently participating in any revenue sharing or tracking agreements with the various licensees. If a licensee wishes to release a film theatrically, a 35mm film print must be released by Westar to that licensee. To date, there have been no known theatrical releases of any of the film products as no licensees have purchased 35mm film prints from the Company.

Even though Westar anticipates that such distributions will result in gross receipts being generated during the current calendar year, such receipts, under the Westar agreement, must first be applied to expenses incurred by Westar with respect to trailers, art work, promotional materials, delivery materials, advertising, and any and all other expenses incurred for the sales, marketing and distribution of these films. Therefore, the Company may not realize any revenue from these distributions.

Although the Company is, at the moment, focused on the production, co-production and acquisition of low to medium budget action films, it is also within its mandate to branch out into similar genres of television programming as well as documentaries and docudramas within budgetary constraints. Longer-range projects include the acquisition of a movie studio project in Sardinia, Italy, the formation or acquisition of a domestic video label, and acquisition of a music division. However, such projects are only possibilities and may not be realized. The Company does not currently have any agreements, commitments, or understandings to make any acquisitions.

(a)  The Motion Picture Industry.

The business of the motion picture industry may be broadly divided into two major segments: production, involving the development, financing and making of motion pictures, and distribution, involving the promotion and exploitation of completed motion pictures in a variety of media.

Historically, the largest companies, the so-called "Majors" and "mini-Majors," have dominated the motion picture industry by both producing and distributing a majority of the motion pictures which generate significant box office receipts. Over the past decade, however, "Independents" or smaller film production and distribution companies, such as the Company, have played an increasing role in the production and distribution of motion pictures to fill the increasing worldwide demand for filmed entertainment product.

The Majors (and mini-Majors) include Universal Pictures, Warner Bros. Pictures, Metro-Goldwyn-Mayer Inc., Twentieth Century Fox Film Corporation, Paramount Pictures Corporation, Sony Pictures Entertainment (including Columbia Pictures, TriStar Pictures and Triumph Releasing) and The Walt Disney Company (Buena Vista Pictures, Touchstone Pictures and Hollywood Pictures). Generally, the Majors own their own production studios (including lots, sound stages and post-production facilities), have nationwide or worldwide distribution organizations, and provide a continual source of pictures to film exhibitors. In addition, some of the Majors have divisions which are promoted as "independent" distributors of motion pictures. These "independent" divisions of Majors include Miramax Films (a division of The Walt Disney Company), Sony Classics (a division of Sony Pictures), The Samuel Goldwyn Company (a division of Metro-Goldwyn-Mayer), October Films (a division of Universal), New Line (a division of Time Warner) and its Fine Line distribution label, and Republic Pictures (a division of Viacom).

In addition to the Majors, the Independents engaged primarily in the distribution of motion pictures produced by companies other than the Majors include, among others, Trimark Holdings and Artisan Entertainment. The Independents typically do not own production studios or employ as large a development or production staff as the Majors.

The Process, Beretta's Island, and Double Cross are termed
"independent feature films". This means that the movies were produced without the initial backing of a major studio.

(b)  Motion Picture Production And Financing.

The production of a motion picture usually involves four steps: development, pre-production, production and post-production. The development stage includes developing a concept internally, or obtaining an original screenplay or a screenplay based on a pre-existing literary work, or acquiring and rewriting a screenplay. Creative personnel may be contacted to determine availability and for planning the timing of the project, or in some cases actually hired. In pre-production, a budget is prepared, the remaining creative personnel, including a director, actors and various technical personnel are hired, shooting schedules and locations are planned and other steps necessary to prepare for principal photography are completed. Production is the principal photography of the project and generally continues for a period of not more than three months. In post-production, the film is edited and synchronized with music and dialogue and, in certain cases, special effects are added. The final edited synchronized product, the negative, is used to manufacture release prints suitable for public exhibition.

The production of a motion picture requires the financing of the direct and indirect overhead costs of production. Direct production costs include film studio rental, cinematography, post-production costs and the compensation of creative and other production personnel. Distribution costs (including costs of advertising and release prints) are not included in direct production costs.

The Majors generally have sufficient cash flow from their motion picture and related activities, or in some cases, from unrelated businesses (e.g., theme parks, publishing, electronics, and merchandising) to pay or otherwise provide for their production costs. Overhead costs are, in substantial part, the salaries and related costs of the production staff and physical facilities which the Majors maintain on a full-time basis. The Majors often enter into contracts with writers, producers and other creative personnel for multiple projects or for fixed periods of time.

Independents generally avoid incurring substantial overhead costs by hiring creative and other production personnel and retaining the other elements required for pre-production principal photography and post-production activities only on a project-by-project basis. Unlike the Majors, Independents also typically finance their production activities from various sources, including bank loans, "pre-sales," equity offerings and joint ventures. Independents generally attempt to complete their financing of a motion picture production prior to commencement of principal photography, at which point substantial production costs begin to be incurred and require payment.

"Pre-sales" are often used by Independents to finance all or a portion of the direct production costs of a motion picture. Pre-sales consist of fees or advances paid or guaranteed to the producer by third parties in return for the right to exhibit the completed motion picture in theatres or to distribute it in home video, television, international or other ancillary markets. Independents with distribution capabilities may retain the right to distribute the completed motion picture either domestically or in one or more international markets. Other independents may separately license theatrical, home video, television, international and other distribution rights among several licensees. Payment commitments in a pre-sale are typically subject to delivery and to the approval of a number of prenegotiated factors, including script, production budget, cast and director.

Both Majors and Independents often acquire motion pictures for distribution through an arrangement known as a negative pickup" under which the Major or Independent agrees to acquire from another production company some or all rights to a film upon its completion. The Independent often finances production of the motion picture pursuant to financing arrangements with banks or other lenders wherein the lender obtains a security interest in the film and in the Independent's rights under its distribution arrangement. When the Major or Independent "picks up" the completed motion picture, it may assume some or all of the production financing indebtedness incurred by the production company in connection with the film. In addition, the Independent is often paid a production fee and is granted a participation in the profits from distribution of the motion picture.

Both Majors and Independents often grant third-party participations in connection with the distribution and production of a motion picture. Participations are contractual rights of actors, directors, screenwriters, producers, owners of rights and other creative and financial contributors entitling them to share in revenues or profits (as defined in the respective agreements) from a particular motion picture. Except for the most sought-after talent, participations are generally payable only after all distribution and marketing fees and costs, direct production costs (including overhead) and financing costs are recouped by the producer in full.

(c)  Motion Picture Distribution.

Distribution of a motion picture involves the domestic and international licensing of the picture for (i) theatrical exhibition, (ii) home video, (iii) presentation on television, including pay-per-view, video-on-demand, satellites, pay cable, network, basic cable and syndication, (iv) non-theatrical exhibition, which includes airlines, hotels, armed forces facilities and schools and (v) marketing of the other rights in the picture, which may include books, CD-ROMs, merchandising and soundtrack recordings.

(1) Theatrical Distribution and Exhibition. Motion pictures are often exhibited first in theatres open to the public where an admission fee is charged. Theatrical distribution involves the manufacture of release prints; licensing of motion pictures to theatrical exhibitors; and promotion of the motion picture through advertising and promotional campaigns. The size and success of the promotional and advertising campaign may materially affect the revenues realized from its theatrical release, generally referred to as "box office gross." Box office gross represents the total amounts paid by patrons at motion picture theatres for a particular film, as determined from reports furnished by exhibitors. The ability to exhibit films during summer and holiday periods, which are generally considered peak exhibition seasons, may affect the theatrical success of a film. Competition among distributors to obtain exhibition dates in theatres during these seasons is significant. In addition, the costs incurred in connection with the distribution of a motion picture can vary significantly depending on the number of screens on which the motion picture is to be exhibited and the ability to exhibit motion pictures during peak exhibition seasons. Similarly, the ability to exhibit motion pictures in the most popular theatres in each area can affect theatrical revenues. Exhibition arrangements with theatre operators for the first run of a film generally provide for the exhibitor to pay an amount of ticket sales in excess of fixed amounts relating to the theatre's costs of operation and overhead, or a minimum percentage of ticket sales, decreasing each subsequent week to the final weeks of the engagement. The length of an engagement depends principally on the audience response to the film.

(2) Home Video. The home video distribution business involves the promotion and sale of videocassettes and videodiscs to video retailers (including video specialty stores, convenience stores, record stores and other outlets), which then rent or sell the videocassettes and videodiscs to consumers for private viewing. The home video marketplace now generates total revenues greater than the domestic theatrical exhibition market.

Major feature films are usually scheduled for release in the home video market four to six months after theatrical release to capitalize on the recent theatrical advertising and publicity for the film. Promotion of new home video releases is generally undertaken during the nine to twelve weeks before the home video release date. Videocassettes of feature films are generally sold to domestic wholesalers on a unit basis. Unit-based sales typically involve the sales of individual videocassettes to wholesalers or distributors and are rented by consumers (with all rental fees retained by the retailer). Wholesalers who meet certain sales and performance objectives may earn rebates, return credits and cooperative advertising allowances. Selected titles including certain made-for-video programs, are priced significantly lower to encourage direct purchase by consumers. The market for direct sale to consumers is referred to as the "priced-for-sale" or "sell-through" market.

Technological developments, including videoserver and compression technologies which regional telephone companies and others are developing, and expanding markets for DVD and laser discs, will make competing delivery systems economically viable and will significantly impact the home video market generally and, as a consequence, the Company's home video revenues.

(3) Pay-per-view. Pay-per-view television allows cable television subscribers to purchase individual programs, primarily recently released theatrical motion pictures, sporting events and music concerts, on a "per use" basis. The fee a subscriber is charged is typically split among the program distributor, the pay- per-view operator and the cable operator.

(4) Pay Cable. The domestic pay cable industry (as it pertains to motion pictures) currently consists primarily of HBO/Cinemax, Showtime/The Movie Channel, Encore/Starz and a number of regional pay services. Pay cable services are sold to cable system operators for a monthly license fee based on the number of subscribers receiving the service. These pay programming services are in turn offered by cable system operators to subscribers for a monthly subscription fee. The pay television networks generally acquire their film programming by purchasing the distribution rights from motion picture distributors.

(5) Non-Theatrical Markets. In addition to the distribution media described above, a number of sources of revenue exist for motion picture distribution through the exploitation of other rights, including the right to distribute films to airlines, schools, libraries, hotels, armed forces facilities and hospitals.

(6) International Markets. The worldwide demand for motion pictures has expanded significantly as evidenced by the development of new international markets and media. This growth is primarily driven by the overseas privatization of television stations, introduction of direct broadcast satellite services, growth of home video and increased cable penetration.

(d)  Motion Picture Acquisition.

In addition to its own production activities, the Company continually seeks to acquire rights to films and other programming from Independent film producers, distribution companies and others in order to maximize the number of films it can distribute in the emerging new delivery systems. To be successful, the Company must locate and track the development and production of numerous independent feature films.

(1) Types of Motion Pictures Acquired. The Company generally seeks to produce or acquire motion pictures of the action and action/adventure genres which will individually appeal to a targeted audience. The Company will be very selective in acquiring higher budget (over $10,000,000) films because of the interest that the Majors have shown in acquiring such films, and the associated competition and higher production advances, minimum guarantees and other costs. The Company will acquire projects when it believes it can limit its financial risk on such projects through, for example, significant presales, and when it believes that a project has significant marketability. In most cases, the Company will attempt to acquire rights to motion pictures with a recognizable marquis "name" personality with public recognition, thereby enhancing promotion of the motion pictures in the home video or international markets. The Company believes that this approach increases the likelihood of producing a product capable of generating positive cash flow, ancillary rights income and the possibility of a theatrical release.

(2) Methods of Acquisition. The Company will typically acquires films on either a "pick-up" basis or a "pre-buy" basis. The "pick-up" basis refers to those films in which the Company acquires distribution rights following completion of most or all of the production and post-production process. These films will generally be acquired after management of the Company has viewed the film to evaluate its commercial viability.

The "pre-buy" basis refers to films in which the Company will acquire distribution rights prior to completion of a substantial portion of production and post-production. Management's willingness to acquire films on a pre-buy basis is based upon factors generally including the track record and reputation of the picture's producer, the quality and commercial value of the screenplay, the "package" elements of the picture, including the director and principal cast members, the budget of the picture and the genre of the picture. Before making an offer to acquire rights in a film on a pre-buy basis, the Company may work with the producer to modify certain of these elements. Once the modifications are considered acceptable, the Company's obligation to accept delivery and make payment will be conditioned upon receipt of a finished film conforming to the script reviewed by the Company and other specifications considered important by the Company.

(3) Sources of Distribution Rights. Typically, projects will be submitted directly to the Company for consideration. The Company will rely upon the personal contacts of its senior officers which have been generated through their prior business and personal dealings with Majors, other Independents, legal and accounting firms, business management firms, talent agencies, production lenders and personal managers who are actively involved in the production community.

(4) Acquisition Process. If the Company locates a motion picture project which it believes satisfies its criteria, the Company may pay an advance or a guaranteed minimum payment conditioned upon delivery of a completed film ("minimum guarantee") against a share or participation in the revenue actually received by the Company from the exploitation of a film in each licensed media. The minimum guarantee is generally paid prior to the film's release. Typically, the Company will recoup the minimum guarantee and certain other amounts from the distribution revenues realized by the Company prior to paying any additional revenue participation to the production company.

(5) Film Library. The Company's distribution rights, which may include either worldwide, foreign, or domestic rights, will generally range from an initial licensing cycle of seven to 21 years to perpetuity.

(e)  Feature Film Production.

The Company intends to produce one or more low-budget films each year.
The Company has contracted with Westar to be the worldwide distributor of its films. The Company intends to retain distribution rights for licensing to third parties internationally through Westar. In unique circumstances, the Company may undertake limited domestic distribution or co-distribution activities.

The Company's feature film strategy generally will be to develop and produce feature films when the production budgets for the films are expected to be substantially covered through a combination of pre-sales, output arrangements, equity arrangements and production loans with "gap" financing. To further limit the Company's financing risk or to obtain production loans, the Company often intends to purchase completion bonds to guarantee the completion of production.

ITEM 2.  PLAN OF OPERATION.

Twelve Month Plan of Operation.

The following discussion should be read in conjunction with the financial statements of the Company and notes thereto contained hereafter in this Form 10-SB. Also, please refer to the subsequent section entitled Risk Factors Connected with Plan of Operation.

For the period from the Company's inception through the date of this Form 10-SB, there have been no revenues and operating activities related primarily to establishing the management and operating infrastructure. The Company created the ability to acquire and license worldwide or sell distribution rights to independently produced feature films. The Company can obtain rights to motion pictures at various stages of completion (either completed, in production or in development) and licenses distribution rights (including video, pay television, free television, satellite and other ancillary rights) of motion pictures to various sub-distributors in the United States and in foreign markets.

The Company has a limited operating history. The Company must establish and maintain distribution on current rights to motion pictures, implement and successfully execute its business and marketing strategy, provide superior distribution of motion pictures, anticipate and respond to competitive developments and attract and retain qualified personnel. There is no assurance that the Company will be successful in addressing these needs.

Film costs represent a major component of the Company's assets. Film costs represent those costs incurred in the acquisition and distribution of motion pictures or in the acquisition of distribution rights to motion pictures. This includes minimum guarantees paid to producers or other owners of film rights, recoupable distribution and production costs. The Company will amortize film costs using the individual film forecast method under which film costs are amortized for each film in the ratio that revenue earned in the current period for such film bears to management's estimate of the total revenue to be realized from all media and markets for such film.
The Company currently has not generated revenues from such film costs; however, the three movies which the Company has obtained the distribution rights to (and subsequently assigned to Westar under the Distribution Agreement) have recently commenced distribution, and revenue from such distributions is anticipated during the current fiscal year. Net income in future years is in part dependent upon the Company's amortization of its film costs and may be significantly affected by periodic adjustments in such amortization.

General and administrative expenses consist of related general corporate functions, including marketing expenses, professional service expenses and travel. The Company expects general and administrative expenses to increase as it commences to promote and market its motion picture distribution rights.

Risk Factors Connected with Plan of Operation.

(a)  Only Limited Prior Operations.

The Company has only limited operations and is subject to all the risks inherent in the creation of a new business. Since the Company's principal activities to date have been limited to organizational activities and prospect development, it has no record of any revenue-producing operations. Consequently, there is only a limited operating history upon which to base an assumption that the Company will be able to achieve its business plans. In addition, the Company has only limited assets. As a result, there can be no assurance that the Company will generate significant revenues in the future; and there can be no assurance that the Company will operate at a profitable level. If the Company is unable to obtain customers and generate sufficient revenues so that it can profitably operate, the Company's business will not succeed.

(b)  Need for Additional Financing May Affect Operations.

Current funds available to the Company will not be adequate for it to be competitive in the areas in which it intends to operate. Therefore, the Company will need to raise additional funds in order to fully implement its business plan. The Company will attempt to raise approximately $1.5 million in additional funds over the next 12 months through a private placement for production of its next feature film. However, there can be no assurance that the Company will be successful in raising such additional funds. Regardless of whether the Company's cash assets prove to be inadequate to meet the Company's operational needs, the Company might seek to compensate providers of services by issuance of stock in lieu of cash.
The Company's continued operations therefore will depend upon its ability to raise additional funds through bank borrowings, equity or debt financing. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company. If the Company cannot obtain needed funds, it may be forced to curtail or cease its activities. If additional shares were issued to obtain financing, current shareholders may suffer a dilutive effect on their percentage of stock ownership in the Company.

(c)  Risks in Connection with Distribution of Films.

The Company typically acquires distribution rights in a motion
picture for  a  specified  term  in  one  or  more   territories   and  media.
In some circumstances, the Company also acquires the copyright to the motion picture. The arrangements the Company enters into to acquire rights may include the Company agreeing to pay an advance or minimum guarantee for the rights acquired and/or agreeing to advance print and advertising costs, obligations which are independent of the actual financial performance of the motion picture being distributed. The risks incurred by the Company dramatically increase to the extent the Company takes such actions.

The Company also incurs significant risk to the extent it engages in development or production activities itself. The Company may, in certain circumstances, reduce some of the foregoing risks by sub-licensing certain distribution rights in exchange for minimum guarantees from sub-licensees such as foreign sub-distributors. The investment by the Company in a motion picture includes the cost of acquisition of the distribution rights (including any advance or minimum guarantee paid to the producer), the amount of the production financed, and the marketing and distribution costs borne.

(d)  Substantial Competition.

The Company may experience substantial competition in its efforts to locate and attract customers for its products. Many competitors in the motion picture industry have greater experience, resources, and managerial capabilities than the Company and may be in a better position than the Company to obtain access to attractive products. There are a number of larger companies which will directly compete with the Company. Such competition could have a material adverse effect on the Company's profitability or viability.

(e)  Other External Factors May Affect Viability of Company.

The motion picture industry in general is a speculative venture necessarily involving some substantial risk. There is no certainty that the expenditures to be made by the Company will result in commercially profitable business.
The marketability of its products will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, and the general state of the economy (including the rate of inflation, and local economic conditions), which can affect peoples' discretionary spending. Factors which leave less money in the hands of potential customers of the Company will likely have an adverse effect on the Company. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

(f) Control of the Company by Officers and Directors Over Affairs of the Company.

The Company's officers and directors beneficially own approximately 27% (see "Security Ownership of Certain Beneficial Owners and Management") of the outstanding shares of the Company's common stock. As a result, such persons, acting together, have the ability to exercise significant influence over all matters requiring stockholder approval. Accordingly, it could be difficult for the investors hereunder to effectuate control over the affairs of the Company. Therefore, it should be assumed that the officers, directors, and principal common shareholders who control these voting rights will be able, by virtue of their stock holdings, to control the affairs and policies of the Company.

(g)  Success of Company Dependent on Management.

The Company's success is dependent upon the hiring and retention of key personnel. None of the officers or directors has any employment or non-competition agreement with the Company. Therefore, there can be no assurance that these personnel will remain employed by the Company. Should any of these individuals cease to be affiliated with the Company for any reason before qualified replacements could be found, there could be material adverse effects on the Company's business and prospects.

In addition, all decisions with respect to the management of the Company will be made exclusively by the officers and directors of the Company. Investors will only have rights associated with minority ownership interest rights to make decision which effect the Company. The success of the Company, to a large extent, will depend on the quality of the directors and officers of the Company. Accordingly, no person should invest in the Shares unless he is willing to entrust all aspects of the management of the Company to the officers and directors.

(h)  Conflicts of Interest May Affect Independence of Officers and Directors.

The officers and directors have other interests to which they devote time, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on boards of directors, and each will continue to do so notwithstanding the fact that management time may be necessary to the business of the Company. As a result, certain conflicts of interest may exist between the Company and its officers and/or directors which may not be susceptible to resolution.

In addition, conflicts of interest may arise in the area of corporate opportunities which cannot be resolved through arm's length negotiations. All of the potential conflicts of interest will be resolved only through exercise by the directors of such judgment as is consistent with their fiduciary duties to the Company. It is the intention of management, so as to minimize any potential conflicts of interest, to present first to the Board of Directors to the Company, any proposed investments for its evaluation.

(i) Limitations on Liability, and Indemnification, of Directors and Officers May Result in Expenditures by the Company.

The Company's Articles of Incorporation include provisions to eliminate, to the fullest extent permitted by the Nevada Revised Statutes as in effect from time to time, the personal liability of directors of the Company for monetary damages arising from a breach of their fiduciary duties as directors. The By-Laws of the Company include provisions to the effect that the Company may, to the maximum extent permitted from time to time under applicable law, indemnify any director, officer, or employee to the extent that such indemnification and advancement of expense is permitted under such law, as it may from time to time be in effect. Any limitation on the liability of any director, or indemnification of directors, officer, or employees, could result in substantial expenditures being made by the Company in covering any liability of such persons or in indemnifying them.

(j)  Absence of Cash Dividends

The Board of Directors does not anticipate paying cash dividends on the common stock for the foreseeable future and intends to retain any future earnings to finance the growth of the Company's business. Payment of dividends, if any, will depend, among other factors, on earnings, capital requirements and the general operating and financial conditions of the Company as well as legal limitations on the payment of dividends out of paid-in capital.

(k)  No Cumulative Voting

Holders of the shares of common stock of the Company are not entitled to accumulate their votes for the election of directors or otherwise. Accordingly, the holders of a majority of the shares present at a meeting of shareholders will be able to elect all of the directors of the Company, and the minority shareholders will not be able to elect a representative to the Company's board of directors.

(l)  No Assurance of Continued Public Trading Market; Risk of Low
Priced Securities.

Since June 27, 1997, there has been only a limited public market for the common stock of the Company. The common stock of the Company is currently quoted on the National Quotation Bureau's Pink Sheets; the Company intends to reapply for relisting on the Over the Counter Bulletin Board after clearing comments on this registration statement. As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the market value of the Company's securities. In addition, the common stock is subject to the low-priced security or so called "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities. The Securities Enforcement and Penny Stock Reform Act of 1990 ("Reform Act") requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to recent regulations adopted by the U.S. Securities and Exchange Commission, any equity security that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and
the risks associated therewith.   The regulations governing low-priced or
penny stocks sometimes limit the ability of broker-dealers to sell the Company's common stock and thus, ultimately, the ability of the investors to sell their securities in the secondary market.

(m)  Effects of Failure to Maintain Market Makers.

If the Company is unable to maintain a National Association of Securities Dealers, Inc. member broker/dealers as market makers, the liquidity of the common stock could be impaired, not only in the number of shares of common stock which could be bought and sold, but also through possible delays in the timing of transactions, and lower prices for the common stock than might otherwise prevail. Furthermore, the lack of market makers could result in persons being unable to buy or sell shares of the common stock on any secondary market. There can be no assurance the Company will be able to maintain such market makers.

(n)  Uncertainty Due to Year 2000 Problem.

The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using the year 2000 date is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced after January 1, 2000, and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure which could affect the Company's ability to conduct normal business operations. This creates potential risk for all companies, even if their own computer systems are Year 2000 compliant. It is not possible to be certain that all aspects of the Year 2000 issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

The Company currently believes that its systems are Year 2000 compliant in all material respects. The Company estimates that it has incurred minimal costs of less than $10,000 related to its Year 2000 initiative. Although management is not aware of any material operational issues or costs associated with preparing its internal systems for the Year 2000, the Company may experience serious unanticipated negative consequences (such as significant downtime for one or more of its suppliers) or material costs caused by undetected errors or defects in the technology used in its internal systems. Furthermore, the purchasing patterns of customers may be affected by Year 2000 issues. The Company does not currently have any information about the Year 2000 status of its potential material suppliers. The Company's Year 2000 plans are based on management's best estimates.

Forward-Looking Statements.

The foregoing Plan of Operation contains "forward looking statements" within the meaning of Rule 175 under the Securities Act of 1933, as amended, and Rule 3b-6 under the Securities Act of 1934, as amended, including statements regarding, among other items, the Company's business strategies, continued growth in the Company's markets, projections, and anticipated trends in the Company's business and the industry in which it operates. The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, among others, the following: reduced or lack of increase in demand for the Company's products, competitive pricing pressures, changes in the market price of ingredients used in the Company's products and the level of expenses incurred in the Company's operations. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained herein will in fact transpire or prove to be accurate. The Company disclaims any intent or obligation to update "forward looking statements."

ITEM 3.  DESCRIPTION OF PROPERTY.

The Registrant maintains executive offices at 10900 N.E. 8th Street,
Suite 900, Bellevue, Washington 98004. The lease on these offices recently expired, and they are now provided at no charge by Brent Nelson, one of the directors of the Company. These offices are currently adequate for the needs of the Company.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information regarding the beneficial ownership of shares of the Company's common stock as of March 31, 2000 (12,016,140 issued and outstanding) by (i) all stockholders known to the Company to be beneficial owners of more than 5% of the outstanding common stock; and (ii) all directors and executive officers of the Company as a group:

Title of       Name and Address          Amount of Beneficial   Percent of
Class          of Beneficial Owner       Ownership (1)          Class

Common Stock   Brent Nelson              2,771,270 (2)            1.38%
               10900 N.E. 8th
               Street, Bellevue,
               WA 98004

Common Stock   Arthur Birzneck,            424,500                3.53%
               16766 16th Avenue,
               Surrey, British
               Columbia V4P 2P7

Common Stock   Franco Columbu,              68,750                0.57%
               1732 South
               Sepulveda
               Boulevard, Los
               Angeles, CA 90025

Common Stock   David Gideon Thomson              0                0.0%
               1732 South Sepulveda
               Boulevard, Los
              Angeles, CA 90025

Common Stock  John G. Smith,                     0                0.0%
              1185 West Georgia
              Street, Suite 910,
              Vancouver, British
              Columbia V6E 4E6

Common Stock  Shares of all              3,264,520              27.17%
              directors and
              executive officers
              as a group (5 persons)

(1) Except as noted in footnote 2 below, each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them

(2) This figure includes the 2,605,520 shares owned by Northwest Capital Partners, L.L.C., 10900 N.E. 8th Street, Bellevue, Washington 98004, since Mr. Nelson is the managing director of this firm.

ITEM 5.  DIRECTORS, OFFICERS, PROMOTERS, AND CONTROL PERSONS.

The names, ages, and respective positions of the directors and officers of the Company are set forth below. The Directors named below will serve until the next annual meeting of the Company's stockholders or until their successors are duly elected and have qualified. Directors will be elected for a one-year term at the annual stockholders' meeting. Officers will hold their positions at the will of the board of directors, absent any employment agreement, of which none currently exist or are contemplated. There are no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs. Messrs. Birzneck and Nelson joined the Company on its founding in 1997; Mssrs. Thomson, Columbu, and Smith joined the Company as directors on May 1, 1999.

David Gideon Thomson, Chairman of the Board.

Mr. Gideon Thomson, age 62, is a British entertainment consultant, executive and producer. He has been semi-retired for the last five years. Prior to that, he held top management positions including Managing Director of Polytel (Polygram's film and TV division), Deputy Chairman of the Robert Stigwood Organization and Chairman of Charisma Records and Films. During his tenure at Polytel and Robert Stigwood, Mr. Gideon Thomson was involved with many award-winning films and television programs, including such films as Saturday Night Fever and Grease; the stage production of Evita; McVicar; and the acclaimed film, Too Far To Go for NBC New York. He was also the executive producer of the feature film Quadrophenia. He has been an advisor to many US, UK and other European film and TV production and distribution companies.

Franco Columbu, Chief Executive Officer/Director.

Dr. Columbu, age 58, oversees all film and television activities of the Company. Dr. Columbu's extensive career in bodybuilding and powerlifting has earned him every major title including the prestigious Mr. Olympia, Mr. World and Mr. Universe titles. His connections in the film industry are extensive, having appeared in film such as Pumping Iron, Stay Hungry, Conan the Barbarian, Running Man, and Terminator. He has produced two feature films, Beretta's Island and Doublecross, through his production company Franco Columbu Productions, Inc. He also has been featured in several national commercials and been a guest on numerous talk shows. In addition to his industry experience, Dr. Columbu maintains an active chiropractic practice and consults with private individuals on health concerns for over five years. From October 1997 to the present, Mr. Columbu has also served as a Director of Westar

Arthur Birzneck, President/Director.

Mr. Birzneck, age 31, has been with the Company since its inception and is responsible for overseeing all operating activities and the development of its domestic and international ventures. He is an executive producer of Westar's current feature film, The Process. Prior to Eclipse, Mr. Birzneck spent three years as president of Bask Entertainment Inc., a Vancouver, Canada based production company. He has participated financially in several film projects, most recently as an investor in Canadian-based HPP Production's Hero of the Planet. Mr. Birzneck also has been involved in promoting numerous Hip-Hop music groups. As a principal of MB Productions, his clients included Hip Hop artists Candy Man, Lighter Shade of Brown and the Rascalz. From October 1997 to the present, Mr. Birzneck has also served as a Director of Westar

John G. Smith, Vice President Legal Affairs/Director.

Mr. Smith, age 62, is a Cambridge, England-educated lawyer, who has practiced corporate and commercial law in Western Canada for more than 30 years, with a specialization in entertainment and communications law. He is a principal, co-owner, and corporate counsel of The Beacon Group of
Companies that manages  the  production,   marketing,  distribution  and
financing of motion pictures, studio projects and entertainment software. He is a member of the Canadian Bar Association and the Law Society of British Columbia; and was previously a governor of the Canadian
Tax Foundation and a director of the BC Motion Picture   Foundation,   as
well  as  a  variety  of  performing   arts organizations.  From January 1998
to the present, Mr. Smith has also served as a Director of Westar
Brent Nelson, Secretary/Treasurer/Director.

Mr. Nelson, age 38, has been with the Company since its inception. He has more than 15 years experience in corporate and project financing and serves on the boards of several companies in the United States and abroad:
Palmworks, Inc., CybeRecord, Inc., Interactive Objects, Inc., International Digital Technology, Inc., Mobile PET Systems, Inc. and Polar Cargo Systems, Inc. Mr. Nelson has participated financially in several film
and  music  industry   projects,   including  MB Productions  and the Canadian
Hip Hop label Masiv Music. Approximately 5 years ago, he founded and became Managing Director of Northwest Capital Partners, L.L.C. a Bellevue, Washington based venture capital company. Northwest Capital is very active in both private and public financing on an international basis. Mr. Nelson also is executive producer of the Company's current feature film The Process. During 1997, Mr. Nelson also served as a Director of Westar

ITEM 6.  EXECUTIVE COMPENSATION.

(a) The current officers and directors have not received any compensation to date. They will not be remunerated until the Company turns profitable.

(b) There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of the Company in the event of retirement at normal retirement date as there is no existing plan provided for or contributed to by the Company.

(c) No remuneration is proposed to be paid in the future directly or indirectly by the Company to any officer or director since there is no existing plan which provides for such payment, including a stock option plan.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Other than as set forth below, there are no relationships, transactions, or proposed transactions to which the Company was or is to be a party, in which any of the named persons set forth previously had or is to have a direct or indirect material interest.

There was a promissory note for $442,285 payable to Northwest Capital Partners, L.L.C., a shareholder of the Company controlled by Brent Nelson, a Director of the Company. The note was unsecured and payable on demand. In October 1999 the Company issued 2,305,520 shares of Common Stock pursuant to Rule 504 Regulation D of the Securities Act of 1933 in satisfaction of that note.

Northwest Capital Partners, L.L.C. has advanced the Company the sum of $51,165. There are no specific repayment terms on this advance. The purpose of this advance was that the Company required additional funding to continue operating.

The Company entered into a marketing agreement with Westar
Entertainment, Inc., on January 1, 1998 under which this firm is providing marketing for the Company's products both domestically and worldwide (see
Exhibit 10.1 to this Form 10-SB). At the time this agreement was entered, and to this date, Messrs. Columbu, Birzneck, and Nelson are directors of Westar Entertainment, Inc.; Mr. Smith became a director at a later time. Currently, Messrs. Birzneck and Columbu each own approximately 40% of the issued and outstanding shares of Westar Entertainment, Inc.; Messrs. Smith and Nelson each currently own approximately 10% of such shares.

The Company has entered into distribution agreement with Mr. Columbu, an officer and director of the Company, covering the films Beretta's Island and Double Cross (see Exhibit 10.2 to this Form 10-SB). In addition, the Company has entered into a distribution agreement with Pinoy Productions, Inc. covering the film The Process (Mr. Birzneck, an officer and director of the Company, is also President of that company) (see Exhibit 10.3 to this Form 10-
SB).

For each of the transactions noted above, the transaction was negotiated, on the part of the Company, on the basis of what is in the best interests of the Company and its shareholders. In addition, in each case the interested affiliate did vote in favor of the transaction; however, the full board of directors did make the determination that the terms in each case were as favorable as could have been obtained from non-affiliated parties.

The lease on the offices of the Company in Bellevue, Washington recently expired, and they are now provided at no charge by Brent Nelson, one of the directors of the Company. These offices are currently adequate for the needs of the Company.

Certain of the officers and directors of the Company are engaged in other businesses, either individually or through partnerships and corporations in which they have an interest, hold an office, or serve on a board of directors. As a result, certain potential conflicts of interest, such as those set forth above with the transactions, may arise between the Company and its officers and directors. The Company will attempt to resolve such conflicts of interest in favor of the Company by carefully reviewing each proposed transaction to determine its fairness to the Company and its shareholders and whether the proposed terms of the transaction are at least as favorable as those which could be obtained from independent sources. The officers and directors of the Company are accountable to it and its shareholders as fiduciaries, which requires that such officers and directors exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of the Company or on behalf of itself and other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts is in any manner prejudicial to the Company.

ITEM 8.  DESCRIPTION OF SECURITIES.

General Description.

The  authorized  capital  stock of the Company  consists of  50,000,000 shares  of common  stock,  par value  $0.001 per share, and  10,000,000 shares of preferred stock, par value $0.001. The holders of the Shares: (a) have equal ratable rights to dividends from funds legally available therefore, when, as, and if declared by the Board of Directors of the Company; (b) are entitled to share ratably in all of the assets of the Company available for distribution upon winding up of the affairs of the Company; and (c) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of shareholders. These securities do not have any of the following rights: (a) cumulative or special voting rights; (b) preemptive rights to purchase in new issues of shares; (c) preference as to dividends or interest; (d) preference upon liquidation; or (e) any other special rights or preferences. In addition, the Shares are not convertible into any other security. There are no restrictions on dividends under any loan other financing arrangements or otherwise. See a copy of the Articles of Incorporation, and an amendment thereto, and Bylaws of the Company, attached as Exhibits to this Form 10-SB. As of the date of this Form 10-SB, the Company had 12,016,140 shares of common stock issued and outstanding. No preferred stock has been issued to date.

Non-Cumulative Voting.

The holders of shares of common stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding Shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining Shares will not be able to elect any of the Company's directors. Dividends.

The Company does not currently intend to pay cash dividends. The Company's proposed dividend policy is to make distributions of its revenues to its stockholders when the Company's Board of Directors deems such distributions appropriate. Because the Company does not intend to make cash distributions, potential shareholders would need to sell their shares to realize a return on their investment. There can be no assurances of the projected values of the shares, nor can there be any guarantees of the success of the Company.
A distribution of revenues will be made only when, in the judgment of the Company's Board of Directors, it is in the best interest of the Company's stockholders to do so. The Board of Directors will review, among other things, the investment quality and marketability of the securities considered for distribution; the impact of a distribution of the investee's securities on its customers, joint venture associates, management contracts, other investors, financial institutions, and the company's internal management, plus the tax consequences and the market effects of an initial or broader distribution of such securities.

Possible Anti-Takeover Effects of Authorized but Unissued Stock.

The Company's authorized but unissued capital stock consists of 37,983,860 Shares of common stock. One effect of the existence of authorized but unissued capital stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest, or otherwise, and thereby to protect the continuity of the Company's management. If, in the due exercise of its fiduciary obligations, for example, the Board of Directors were to determine that a takeover proposal was not in the Company's best interests, such shares could be issued by the Board of Directors without stockholder approval in one or more private placements or other transactions that might prevent, or render more difficult or costly, completion of the takeover transaction by diluting the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group, by creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise.

Transfer Agent.

The Company has engaged the services of Liberty Transfer Company, 191 New York Avenue, Huntington Station, New York 11743, to act as transfer agent and registrar for the Company.

PART II.

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a)  Market Information.

From June 27, 1997 to November 5, 1999, the Company's common stock was traded on the Over the Counter Bulletin Board. After the latter date, the shares have been traded in the National Quotation Bureau's Pink Sheets (symbol "ECLE") and the range of closing prices shown below is reported while trading on the Bulletin Board and the Pink Sheets. The quotations shown reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ending on December 31, 2000

                                                     High         Low

Quarter Ended March 31, 2000                         1.37         0.47
Quarter Ended June 30, 2000                          1.00         0.40

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ending on December 31, 1999


                                                     High         Low

Quarter Ended March 31, 1999                         0.48         0.25
Quarter Ended June 30, 1999                          0.37        0.25
Quarter Ended September 30, 1999                     0.69        0.50
Quarter Ended December 31, 1999 *                    1.00        0.19

*The shares only traded for 13 days in the fourth quarter.

Per Share Common Stock Bid Prices by Quarter
For the Fiscal Year Ended December 31, 1998

                                                     High        Low

Quarter Ended March 31, 1998                         0.75        0.50
Quarter Ended June 30, 1998                          1.31        0.64
Quarter Ended September 30, 1998                     1.50        0.38
Quarter Ended December 31, 1998                      0.81        0.37

In order to qualify for relisting on the Bulletin Board, the Company must comply with the new eligibility rules of the Bulletin Board (that is, all listed companies must be reporting companies), and accordingly the Company filed its Form 10-SB Registration Statement with the Securities and Exchange Commission on November 19, 1999.

(b)  Holders of Common Equity.

As of June 1, 2000, there were approximately 60 shareholders of record of the Company's common stock.

(c)  Dividends.

The Company has not declared or paid a cash dividend to stockholders since it became a "C" corporation. The Board of Directors presently intends to retain any earnings to finance the Company's operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Company's earnings, capital requirements and other factors.

ITEM 2.  LEGAL PROCEEDINGS.

The Company is not a party to any material pending legal proceedings and, to the best of its knowledge, no such action by or against the Company has been threatened.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Not Applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

On April 11, 1997, the Company sold 2,000,000 (post reverse split) shares to the 15 founding shareholders of the Company for $0.01 per share (post reverse split), resulting in total proceeds of $20,000.

On May 28, 1997, the Company sold 1,000,000 (post reverse split) shares to 39 individual for $0.10 per share, (post reverse split) resulting in total proceeds of $100,000. The shares did not commence trading on the Bulletin Board until June 27, 1997.

Between November 19, 1998 and December 31, 1998, the Company sold
215,000 (post reverse split) shares to 2 individuals for $1.51 per share (post reverse split), resulting in total proceeds of $325,407. This per share price was above the highest public trading price of $0.87 during this period.

On January 1, 1999, the Company sold 24,125 (post reverse split) shares of its common stock to 4 non-affiliates for $0.79 per share (post reverse split), resulting in total proceeds of $19,000. The public trading price for the shares on this date was $0.37.

On January 11, 1999, the Company sold 150,000 (post reverse split) shares of its common stock to 2 non-affiliates for $0.24 per share (post reverse split), for a total consideration of $36,425, and issued 15,000 (post reverse split) shares of its common stock to a non-affiliate in consideration of legal services rendered. The public trading price of the shares on this date was $0.40.

On January 18, 1999, the Company issued 8,995 (post reverse split) shares of its common stock to a non-affiliate in consideration of legal services rendered. The public trading price of the shares on the last trading date prior to this date was $0.50.

On April 4, 1999, the Company issued 7,500 (post reverse split) shares of its common stock to 2 non-affiliates in consideration of legal services rendered. The public trading price of the shares on the last trading date before this date was $0.44.

On April 5, 1999, the Company sold 6,000,000 (post reverse split) shares of its common stock to 10 non-affiliates for $0.01 per share (post reverse split), for a total consideration of $60,000. This sale was done to being needed capital into the Company, and the pricing of the shares was done with a view to attracting this capital. The public trading price of the shares on this date was $0.37.

On April 6, 1999,  the Company issued 40,000 shares of its common
stock to a non-affiliate in consideration for legal services rendered.   The
public trading price of the shares on this date was $0.25.

On October 27, 1999, the Company issued 2,305,520 shares of restricted common stock to an affiliate in consideration of cancellation of a promissory note in the amount of $442,285. The public trading price of the share on the nearest trading date was $0.25.

No commissions or fees were paid in connection with these sales. All of the above sales, except for the last one, were undertaken pursuant to the limited offering exemption from registration under the Securities Act of 1933 as provided in Rule 504 under Regulation D as promulgated by the U.S. Securities and Exchange Commission, and all the offerings were made to sophisticated investors; that is, the investor either alone or with his purchaser representative(s) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, or the issuer reasonably believes immediately prior to making any sale that such purchaser comes within this description (the last sale was made under Rule 506 of Regulation D).

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Limitation of Liability.

No director of the Company will have personal liability to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director since provisions have been made in the Articles of Incorporation limiting such liability (see
Exhibit 3.1 to this Form 10-SB). The foregoing provisions shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or, which involve intentional misconduct or a knowing violation of law, (iii) under applicable Sections of the Nevada Revised Statutes, (iv) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes or, (v) for any transaction from which the director derived an improper personal benefit.

Indemnification.

(a)  Articles of Incorporation.

The Articles of Incorporation of the company provide the following with respect to indemnification:

"XII. INDEMNIFICATION: Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or
proceeding, whether civil, criminal,   administrative or investigative
(hereinafter a "proceeding"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an officer or director of the Company or is or was serving at the request of the Company as an officer or director of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans whether the basis of such proceeding is alleged action in an official capacity as an officer or director or in any other capacity while serving as an officer or director shall be indemnified and held harmless by the Company to the fullest extent authorized by the Nevada General Corporation Law, as the same exists or may hereafter be amended, (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes or penalties and amounts to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be an officer or director and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided herein with respect to proceedings seeking to enforce rights to indemnification, the Company shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Company. The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided however, that, if the Nevada General Corporation Law requires the payment of such expenses incurred by an officer or director in his or her capacity as an officer or director (and not in any other capacity in which service was or is rendered by such person while an officer or director, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, payment shall be made only upon delivery to the Company of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it shall ultimately be determined that such officer or director is not entitled to be indemnified under this Section or otherwise.

If a claim hereunder is not paid in full by the Company within ninety days after a written claim has been received by the Company, the claimant may, at any time thereafter, bring suit against the Company to recover the unpaid amount of the claim and, if successful, in whole or in part, the claimant shall be entitled to be paid the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, is required, has been tendered to the Company) that the claimant has not met the standards of conduct which make it permissible under the Nevada General Company Law for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Company. Neither the failure of the Company (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Nevada General Corporation Law, nor an actual determination by the Company (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, By-Law, agreement, vote of Stockholders or disinterested directors or otherwise.

The Company may maintain insurance, at its expense, to protect itself and any officer, director, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Nevada General Corporation Law.

The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification to any employee or agent of the Company to the fullest extent of the provisions of this section with respect to the indemnification and advancement of expenses of officers and directors of the Company or individuals serving at the request of the Company as an officer, director, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise."

(b)  Bylaws.

The Bylaws of the company (see Exhibit 3.2 to this Form 10-SB) provide the following with respect to indemnification:

"5.1  Indemnification of Officers. Directors Employees and Agents.

Unless otherwise provided in the Articles of Incorporation, the corporation shall indemnify any individual made a party to a proceeding because he is or was an officer, director, employee or agent of the corporation against liability incurred in the proceeding, all pursuant to and consistent with the provisions of NRS 78.751, as amended from time to time.

5.2  Advance Expenses for Officers and Directors.

The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding shall be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, but only after receipt by the corporation of an undertaking by or on behalf of the officer or director on terms set by the Board of Directors, to repay the expenses advanced if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation.

5.3  Scope of Indemnification.

The indemnification permitted herein is intended to be to the fullest extent permissible under the laws of the State of Nevada, and any amendments thereto."

(c)  Nevada Revised Statutes.

NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions.

(1) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(2) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

(3) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

NRS 78.751 Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.

(1) Any discretionary indemnification under NRS 78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

(i)  By the stockholders;

(ii) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

(iii) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

(iv) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

(2) The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

(3)  The indemnification and advancement of expenses authorized in NRS
78.7502 or ordered by a court pursuant to this section:

(i) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

(ii) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

NRS 78.752 Insurance and other financial arrangements against liability of directors, officers, employees and agents.

(1) A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

(2) The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

(i)  The creation of a trust fund.

(ii)  The establishment of a program of self-insurance.

(iii) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.

(iv)  The establishment of a letter of credit, guaranty or surety.

No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

(3) Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.

(4)  In the absence of fraud:

(i) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and

(ii)  The insurance or other financial arrangement:

(A)  Is not void or voidable; and

(B) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

(5) A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.

PART F/S.


                ECLIPSE ENTERTAINMENT GROUP, INC.
                          BALANCE SHEET
                         JUNE 30, 2000
                          (Unaudited)

                            ASSETS

Current assets
Cash                                               $        547
Note receivable                                         258,000
Total current assets                                    258,547

Film costs                                            1,109,895
Fixed assets, net                                           530
Deposits                                                175,000
Other assets                                                685

Total assets                                       $  1,544,657

              LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued expenses              $     66,262
Due to related party                                    447,004
Stock subscriptions payable                            210,000
Total current liabilities                              723,266

Total liabilities                                      723,266

Stockholders' equity
Preferred stock, $.001 par value;
10 million shares authorized;
no shares issued                                            --
Common stock, $.001 par value; 50 million
shares authorized;
12,016,140 shares issued and outstanding                12,016
Additional paid-in capital                           1,414,329
Accumulated deficit                                   (604,954)

Total stockholders' equity                             821,391

Total liabilities and stockholders' equity        $  1,544,657

See Accompanying Notes to Financial Statements

                   ECLIPSE ENTERTAINMENT GROUP, INC.
                      STATEMENTS OF OPERATIONS
                            (Unaudited)

                 For the Three     For the Three   For the Six    For the Six
                 Months Ended      Months Ended    Months Ended   Months Ended
                 June 30, 2000     June 30, 1999   June 30, 2000  June 30, 1999

Revenues         $          --     $          --   $          --  $          --

General and
Administrative
expenses                   790             33,407          18,589        99,313

Loss from
Operations                (790)           (33,407)        (18,589)     (99,313)

Other expenses
Interest expense         5,014              2,483           11,092       3,327

Total other
Expenses                 5,014              2,483            11,092      3,327

Provision for
income taxes                --                 --                --         --

Net loss               $(5,804)          $(35,890)         $(29,681 $(102,640)

Basic and fully
diluted loss per
common share           $ (.001)            $(.004)           $(.002)    (.011)

Weighted average
number
of common
shares used
in per share
calculation         12,016,140          9,710,620        12,016,140  9,710,620

See Accompanying Notes to Financial Statements

                       ECLIPSE ENTERTAINMENT GROUP, INC.
                          STATEMENTS OF CASH FLOWS
                                (Unaudited)

                                            For the Six         For the Six
                                            Months Ended        Months Ended
                                            June 30, 2000       June 30, 1999

Cash flows from operating activities:
Net loss                                    $   (29,681)        $(102,640)
Adjustments to reconcile net loss to
net cash used by operating activities:
Depreciation                                        103               209
Services paid with common stock                      --            41,502
Changes in operating assets and liabilities:
Increase in film costs                              --            (97,010)
Increase in deposits                          (175,000)                --
Decrease in accounts payable and
accrued expenses                               (23,050)            (2,513)

Net cash used by operating activities         (227,628)          (160,452)

Cash flows from investing activities:
Increase in promissory note receivable        (258,000)                --

Net cash used by investing activities         (258,000)                --

Cash flows from financing activities:
Net increase in due to related parties         273,839             45,635
Proceeds from stock subscriptions payable      210,000                 --
Proceeds from common stocks issued                  --            115,425

Net cash provided by financing activities      483,839            161,060

Net change in cash                              (1,789)               608

Cash-beginning balance                           2,336                --

Cash-ending balance                      $         547         $     608

See Accompanying Notes to Financial Statements

                  ECLIPSE ENTERTAINMENT GROUP, INC.
                   NOTES TO FINANCIAL STATEMENTS
                          (Unaudited)

NOTE 1 - BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with Securities and Exchange Commission requirements for interim financial statements. Therefore, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The financial statements should be read in conjunction with the financial statements of Eclipse Entertainment Group, Inc. ("the Company") for the fiscal year ended December 31, 1999, included in the Form 10-KSB filed by the Company.

The results of operations for the interim periods shown in this report are not necessarily indicative of results to be expected for the full year. In the opinion of management, the information contained herein reflects all adjustments necessary to make the results of operations for the interim periods a fair statement of such operation. All such adjustments are of a normal recurring nature.

NOTE 2 - RELATED PARTY TRANSACTIONS

Due to related parties at June 30, 2000 consist of the following:

Advances payable to an entity controlled by an
officer and shareholder of the Company represent
advances, unsecured, imputed interest at 8%, and due on
demand                                                          $333,504

Promissory note payable to a shareholder, unsecured,
bearing interest at 8%, and due on demand                        113,500

Total due to related parties                                    $447,004

NOTE 3 - STOCK SUBSCRIPTIONS PAYABLE

At June 30, 2000, stock subscriptions payable consist of several subscription agreements totaling $210,000 for the future issuance of 700,000 shares of the Company's common stock. The Company has subsequently issued such shares of common stock in July 2000.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Eclipse Entertainment Group, Inc.
Bellevue, Washington

We have audited the accompanying balance sheet of Eclipse Entertainment Group, Inc. as of December 31, 1999, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eclipse Entertainment Group, Inc. as of December 31, 1999, and the results of its activities and cash flows for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.


/s/ L.L. Bradford & Company
L.L. Bradford & Company
March 24, 2000
Las Vegas, Nevada


                        ECLIPSE ENTERTAINMENT GROUP, INC.
                                 BALANCE SHEET
                              December 31, 1999

                                  ASSETS

Current Assets
Cash                                          $        2,336
Total current assets                                   2,336

Film costs                                         1,109,895
Fixed assets, net                                        633
Other assets                                             685

Total assets                                  $    1,113,549

               LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued liabilities       $      89,312

Due to related parties                               173,165

Total current liabilities                            262,477

Total liabilities                                    262,477

Stockholders' equity
Preferred stock - $.001 par value, 10,000,000
shares authorized, no shares issued
Common stock - $.001 par value, 50,000,000
shares authorized, 12,016,140
shares issued and outstanding                         12,016

Additional paid in capital                         1,414,329

Accumulated deficit                                 (575,273)

Total stockholders' equity                           851,072

Total liabilities and stockholders' equity     $   1,113,549

The accompanying notes are an integral part of these financial statements

                    ECLIPSE ENTERTAINMENT GROUP, INC.
                        STATEMENTS OF OPERATIONS

                                    For the                 For the
                                    Year Ended              Year Ended
                                    December 31, 1999       December 31, 1998

Revenues                            $               -       $               -

General and administrative
Expenses                                      167,196                 292,551

Loss from operations                         (167,196)               (292,551)

Other expense
Interest expense                               44,229                   1,235

Total other expense                            44,229                   1,235

Provision for income taxes                          -                      -

Net loss                                 $  (211,425)         $     (293,786)

Basic and diluted loss per common
Share                                    $    (0.025)         $        (0.09)

Weighted average number of common
shares used in per share calculation     $ 8,565,042          $    3,275,329

The accompanying notes are an integral part of these financial statements

                     ECLIPSE ENTERTAINMENT GROUP, INC.
                    STATEMENTS OF SHAREHOLDERS' EQUITY


                   Common Stock         Additional               Total
                  Number    Amount      Paid-In     Accumu       Stockholders
                  of shares             Capital     lated        Equity
                                                    Deficit

Balance at
January 1, 1998   3,250,000 $3,250      $404,063    $(70,062)    $ 337,251

Issuance of
common stock
$1.51 weighted
average price
per share           215,000    215       325,407           -       325,622

Contributed
capital
related  to
compensation              -      -        25,000           -        25,000

Net loss                  -      -             -    (293,786)     (293,786)

Balance at
December
31, 1998          3,465,000  3,465       754,470    (363,848)      394,087

Issuance of
common
stock $0.02
weighted average
price per share   6,174,125  6,174        109,251          -       115,393

Issuance of
common
stock for
past services
$0.58                71,495     71         41,431          -        41,502

Issuance of
common
stock in
satisfaction
of a $486,514
promissory note
(including
interest of
$44,229), $0.21   2,305,520  2,306       484,209           -       486,515

Contributed
capital
related  to
compensation
                          -      -        25,000           -        25,000

Net Loss                  -      -             -    (211,425)     (211,425)

Balance at
December
31, 1999    12,016,140  $12,016       $1,414,329   $(575,273)    $ 851,072

The accompanying notes are an integral part of these financial statements


                     ECLIPSE ENTERTAINMENT GROUP, INC.
                           STATEMENTS OF CASH FLOWS


                                                For the            For the
                                                Year Ended         Year Ended
                                                December 31        December 31
                                                1999               1998

Cash flows from operating activities:
Net loss                                        $  (211,425)       $ (293,786)

Adjustments to reconcile net loss to
net cash used by operating
activities:
Depreciation                                            422               703
Services paid with common stock                     41,502                  -
Compensation services contributed                   25,000             25,000

Interest expense paid with common stock             44,229                  -

Changes in operating assets and liabilities:
Increase in film costs                             (133,420)          (561,625)
Increase (decrease) in accounts payable
 and accrued liabilities                             16,835             56,527

Net cash used by operating activities              (216,857)          (773,181)

Cash flows from financing activities:

Net increase in due to related party                103,800            447,500

Proceeds from issuance of common stock              115,425            325,622

Net cash provided by financing activities           219,193            773,122

Net increase (decrease) in cash                       2,336                (59)
Cash - Beginning balance                                  -                 59

Cash - Ending balance                            $    2,336         $        -

Noncash financing activities:

of promissory note                               $  486,515         $        -

The accompanying notes are an integral part of these financial statements

                      ECLIPSE ENTERTAINMENT GROUP, INC.
                       NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1999 AND 1998

1.  Organization and summary of significant accounting policies.

Organization - Eclipse Entertainment Group, Inc. (hereinafter referred to as the "Company") was incorporated in the state of Nevada in January 1997 to engage in the business of developing, producing and marketing films for worldwide distribution. The Company's fiscal year ends on December 31.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Film costs and amortization - Film costs represent costs incurred in the acquisition of rights to distribute certain motion pictures. These costs have been capitalized in accordance with Statement of Financial Accounting Standards No. 53 ("SFAS 53"). Film costs are amortized using the individual film forecast method whereby expense is recognized in proportion to current year revenues based upon management's estimate of future revenues. Film costs are valued at the lower of unamortized cost or estimated net realizable value. Revenue and cost forecasts for films are regularly reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and costs indicate that a film will result in an overall loss, additional amortization will be provided to fully recognize such loss.

Fixed assets - Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which are generally 5 to 7 years. The cost of repairs and maintenance is charged to expense as incurred. Expenditures for property betterments and renewals are capitalized. Upon sale or other disposition of a depreciable asset, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income (expense).

The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful lives of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

Loss per share - Primary and fully-diluted loss per share is based on the weighted-average number of outstanding common shares during the applicable period.

Comprehensive income - The Company has no components of other comprehensive income. Accordingly, net income equals comprehensive income for all periods.

Advertising costs - Advertising costs incurred in the normal course of operations are expensed accordingly. No advertising costs were incurred for the years ended December 31, 1999 and 1998.

Income taxes - The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards No. 109, which requires recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Impairment of long-lived assets to be disposed - The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

2.  Film costs.

Film costs totaling $1,109,895 at December 31, 1999 consist of completed but not released films. As of December 31, 1999 and 1998, amortization expenses have not been recorded since revenues have been not recognized for these periods. Management believes that these capitalized film costs will provide future revenue benefits. Accordingly, these costs will be amortized in the related periods when such revenues are generated in accordance with SFAS 53 as discussed in Note 1.

3.  Fixed assets.

Fixed assets consist primarily of office equipment with a historical cost of $2,196 and accumulated depreciation of $1,563 at December 31, 1999.

4.  Related party transactions.

Due to related parties at December 31, 1999 consist of the following:

Advances payable to an entity controlled by an
officer and shareholder of the Company represent
advances, unsecured, bearing no interest, and due on
demand                                                       $   58,165

Promissory note payable to a shareholder, unsecured,
   bearing interest at 8%, and due on demand                    115,000

Total due to related parties                                   $173,165

In October 1999, the company issued 2,305,520 shares of common stock in satisfaction of a $486,515 promissory note (including interest of $44,229) due to an entity controlled by an officer and shareholder of the Company.

5.  Common stock.

In April 1999, the Company's Board of Directors adopted a resolution whereby it approved a 1 for 4 reverse stock split of the issued and outstanding shares of common stock. Accordingly, the accompanying financial statements have been retroactively restated to reflect the 1-for-4 reverse stock split as if such reverse stock split occurred as of the Company's date of inception.

6.  Income taxes.

The Company did not record any current or deferred income tax provision or benefit for any of the periods presented due to continuing net losses and nominal differences.

The Company has provided a full valuation allowance on the deferred tax asset, consisting primarily of net operating loss, because of uncertainty regarding its realizability.

As of December 31, 1999, the Company had net operating loss carry-forwards of approximately $575,000. Utilization of the net operating loss carry-forwards, which begins to expire at various times starting in 2012, may be subject to certain limitations under section 382 of the Internal Revenue Service Code of 1986, as amended, and other limitations under state and foreign tax laws.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are approximately as follows:

                                    December 31, 1999       December 31, 1998

Net operating loss                  $(211,425)              $(293,786)
Depreciation                                -                       -
Total deferred tax assets            (211,425)               (293,786)
Valuation allowance for deferred
tax assets                            211,425                 293,786

Net deferred tax assets             $       -               $       -

7.  Fair value of financial instruments.

The carrying amounts of cash, accounts payable, accrued liabilities, and due to related parties approximate fair value because of the short-term maturity of these instruments.

Common stock.

In October 1999, the Company issued 125,000 shares of common stock in error to an unrelated Company. The Company has since placed a stop on the 125,000 shares issued. Accordingly, the 12,016,140 shares of common stock issued and outstanding as of December 31, 1999 does not reflect the 125,000 shares since these shares were issued in error and a stop has been placed.

PART III.

ITEMS 1 and 2.  INDEX TO EXHIBITS; DESCRIPTION OF EXHIBITS.

The Exhibits required by Item 601 of Regulation S-B, and an index thereto, are attached.

                                  SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the Company caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Eclipse Entertainment Group, Inc.


Date: August 22, 2000                  By: /s/  Arthur Birzneck
                                       Arthur Birzneck, President

                         Special Power of Attorney

The undersigned constitute and appoint Arthur Birzneck their true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Form 10-SB Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the U.S. Securities and Exchange Commission, granting such attorney-in-fact the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorney-in-fact may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated:

Signature
Title
Date

/s/ David Gideon
Thomson
David Gideon Thomson
Chairman of the Board

August 22, 2000

/s/ Franco Columbu
Franco Columbu
hief Executive Officer/Director

August 22, 2000

/s/ Arthur Birzneck
Arthur Birzneck
President/Director

August 22, 2000

/s/ John G. Smith
John G. Smith
Vice President Legal
Affairs/Director

August 22, 2000

/s/ Brent Nelson
Brent Nelson
Director

August 22, 2000

                                EXHIBIT INDEX

Number                                                 Exhibit Description

3.1     Articles of Incorporation (see below).

3.2     Bylaws (see below).

10.1 Distribution Agreement between the Company and Westar Entertainment, Inc., dated January 1, 1998 (incorporated by reference to Exhibit 10 to the Form 10-KSB filed on April 11, 2000).

10.2 Agreement between the Company and Franco Columbu, dated September 2, 1997 (see below).

10.3 Distribution Agreement between the Company and Pinoy Productions, Inc., dated January 30, 1997 (see below).

24      Special Power of Attorney (see signature page above).

27      Financial Data Schedules (see below).